Exhibit 99.1

Ellomay Capital Reports Results for the Six Months Ended June 30, 2014

Will Host Six Months Earnings call on Tuesday, October 7th at 8:30am ET

Tel-Aviv, Israel, September 30, 2014 – Ellomay Capital Ltd. (NYSE MKT: ELLO; TASE: ELOM) (“Ellomay” or the “Company”), an emerging operator in the renewable energy and energy infrastructure sector, today reported its unaudited financial results for the six month period ended June 30, 2014.

Financial Highlights

•
Revenues were approximately $7.5 million for the six months ended June 30, 2014. Operating expenses were approximately $1.5 million for the six months ended June 30, 2014. Depreciation expenses were approximately $2.6 million for the six months ended June 30, 2014. These results include the results of two photovoltaic plants in the Veneto Region, Italy acquired on June 26, 2013 (the “Veneto PV Plants”).

•
Gross profit was approximately $2.8 million for the six months ended June 30, 2014 and included impairment charges of approximately $0.6 million due to the approval by the Italian parliament in August 2014 and the conversion into law of the Italian decree, issued by the Italian President in June 2014, providing for a decrease in the Feed-in-Tariff guaranteed to existing Italian photovoltaic plants.

•
General and administrative expenses were approximately $2.3 million for the six months ended June 30, 2014 and included expenses in the amount of approximately $0.5 million, such as payment of bonuses to employees and expenses in connection with a pre-bid agreement executed with respect to a joint offer to acquire participating interests in two exploration and drilling licenses off-shore Israel, which were not incurred by the Company in the six month period ended June 30, 2013.

•
Share of losses of equity accounted investees was approximately $0.2 million for the six months ended June 30, 2014, primarily due to expenses in connection with the delay in the commencement of operations of the power plant operated by Dorad Energy Ltd., a Company investee (“Dorad”).

•
Other Income was approximately $1.8 million for the six months ended June 30, 2014 and was primarily attributable to compensation to be received in connection with a pumped storage project in the Gilboa, Israel.

•	EBITDA was approximately $4.7 million for the six months ended June 30, 2014.

•
Financial expenses, net were approximately $2.5 million for the six months ended June 30, 2014, including approximately $1 million expenses in connection with the repayment of a loan by a wholly-owned Italian subsidiary of the Company and termination of related swap contract and approximately $0.9 million financial expenses attributable to the Company’s unsecured non-convertible Series A Debentures issued during 2014. The Series A Debentures are traded on the TASE (Tel Aviv Stock Exchange).

•
Total comprehensive loss for the six months ended June 30, 2014 was approximately $1.6 million, compared to total comprehensive income of approximately $13.3 million in the six months ended June 30, 2013. The total comprehensive income for the six months ended June 30, 2013 was primarily due to a gain on bargain purchase in the amount of approximately $10.2 million recorded in connection with the acquisition of the Veneto PV Plants, approximately $2.6 million income in connection with the fair value measurement of an option to purchase additional shares of U. Dori Energy Infrastructures Ltd (“Dori Energy”) and approximately $1.2 million financing income attributable to the fair value measurement of swap contracts.

•	Net cash provided by operating activities was approximately $0.1 million for the six months ended June 30, 2014.

•
During the six months ended June 30, 2014, the Company extended an additional aggregate amount of approximately $4 million to Dori Energy in connection with Dorad’s funding requirements from Dori Energy pursuant to the agreement between Dorad and its shareholders.

•
During the six month period ended June 30, 2014, the Company repaid a loan from Discount bank in the amount of Euro 13.5 million (approximately $18.6 million) and a loan repaid by Ellomay PV Two S.r.l., a wholly-owned Italian subsidiary of the Company, to an Italian bank (Unicredit S.p.A.) in the amount of Euro 4.6 million (approximately $6.3 million), as this loan was under terms less beneficial to the Company compared to alternative financing resources.

•	As of September 15, 2014, the Company held approximately $38.7 million in cash and cash equivalents, approximately $4 million in short-term deposits and approximately $4.6 million in restricted cash.

The Company’s management will host a conference call on Tuesday, October 7th at 8:30am ET to discuss the six month results for the period ending June 30, 2014.  To access the call participants can dial 1-888-504-7963 or international 1-719-325-2420.  A replay will be available for thirty days at 1-877-870-5176 or international 1-858-384-5517 both with a pin of 5755689.  The call will also be simultaneously webcast and can be accessed with the following link: http://public.viavid.com/index.php?id=111042.

The Company will furnish its unaudited condensed consolidated interim financial statements for the six-month period ended June 30, 2014 and related operating and financial review and prospects to the Securities and Exchange Commission on or about October 2, 2014 under Form 6-K. To review the Form 6-K, visit the SEC’s website at: www.sec.gov or the Company’s website at: www.ellomay.com.

Ran Fridrich, CEO and a board member of Ellomay commented: “During the six months ended June 30, 2014 the Company completed the acquisition of three Spanish photovoltaic plants with an aggregate installed capacity of approximately 5.6 MW. The results of these projects will be credited to the Company commencing July 2014. Moreover, the Dorad power plant successfully began commercial operation in May 2014. In addition, due to the recent change in Italian legislation, the Company recorded impairment charges of approximately $0.6 million, and following such impairment the book value of the Company’s PV plants in Italy and Spain was approximately $90 million.”

Information for the Company’s Series A Debenture Holders

As of June 30, 2014, the Company’s Net Financial Debt (as such term is defined in the Series A Debentures Deed of Trust) was approximately $17.4 million (consisting of approximately $15 million of short-term and long-term debt from banks and other interest bearing financial obligations and approximately $56.5 million in connection with the Series A Debentures issuances (in January and June 2014), net of approximately $42.9 million of cash and cash equivalents and net of approximately $11.2 million of project finance and related hedging transactions of the Company’s subsidiaries).

Use of NON-IFRS Financial Measures

EBITDA is a non-IFRS measure and is defined as earnings before financial expenses, net, taxes, depreciation and amortization . The Company presents this measure in order to enhance the understanding of the Company’s historical financial performance and to enable comparability between periods. While the Company considers EBITDA to be an important measure of comparative operating performance, EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. EBITDA does not take into account the Company’s commitments, including capital expenditures, and restricted cash and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. Not all companies calculate EBITDA in the same manner, and the measure as presented may not be comparable to similarly-titled measures presented by other companies. The Company’s EBITDA may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results.  See the reconciliation between the net income (loss) and the EBITDA presented at the end of this Press Release.

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE MKT, under the trading symbol “ELLO” and with the Tel Aviv Stock Exchange under the trading symbol “ELOM.”  Since 2009, Ellomay Capital focuses its business in the energy and infrastructure sectors worldwide. Ellomay (formerly Nur Macroprinters Ltd.) previously was a supplier of wide format and super-wide format digital printing systems and related products worldwide, and sold this business to Hewlett-Packard Company during 2008 for more than $100 million.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy and Spain, including:

•	Approx. 22.6MW of photovoltaic power plants in Italy and approximately 5.6MW and 85% of 2.3MW of photovoltaic power plants in Spain;

•
7.5% indirect interest, with an option to increase its holdings to 9.375%, in Dorad Energy Ltd. Israel’s largest private power plant, with production capacity of approximately 800 MW, representing about 8% of Israel’s total current electricity consumption;

Ellomay Capital is controlled by Mr. Shlomo Nehama, Mr. Hemi Raphael and Mr. Ran Fridrich.

Mr. Nehama is one of Israel’s prominent businessmen and the former Chairman of Israel’s leading bank, Bank Hapohalim, and Messrs. Raphael and Fridrich both have vast experience in financial and industrial businesses. These controlling shareholders, along with Ellomay’s dedicated professional management, accumulated extensive experience in recognizing suitable business opportunities worldwide. The expertise of Ellomay’s controlling shareholders and management enables the company to access the capital markets, as well as assemble global institutional investors and other potential partners. As a result, Ellomay is capable of considering significant and complex transactions, beyond its immediate financial resources.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements including changes in regulation, seasonality of the PV business and market conditions. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Weintraub
CFO
Tel: +972 (3) 797-1111
Email: anatb@ellomay.com

Condensed Consolidated Interim Statements of Financial Position (Unaudited)

	June 30	December 31
	2014	2013
	US$ in thousands
Assets
Current assets:
Cash and cash equivalents	42,893	9,738
Short-term deposits	-	2,653
Restricted cash	318	5,653
Trade receivables	207	134
Other receivables and prepaid expenses	6,032	4,357
	49,450	22,535
Non-current assets

Investment in equity accounted investee	28,727	24,601
Financial asset	1,835	389
Advance payment on account of investment	408	-
Property, plant and equipment, net	89,638	93,671
Restricted cash and deposits	4,309	4,315
Other assets	2,097	1,419
	127,014	124,395

Total assets	176,464	146,930

Liabilities and Equity

Current liabilities

Loans and borrowings	623	19,454
Debentures	5,511	-
Accounts payable	2,236	2,154
Accrued expenses and other payables	4,892	5,311
	13,262	26,919
Non-current liabilities

Finance lease obligations	6,550	6,814
Long-term loans	4,629	11,050
Debentures	50,957	-
Other long-term liabilities	2,899	2,386
	65,035	20,250

Total liabilities	78,297	47,169

Equity
Share capital	26,180	26,180
Share premium	76,932	76,932
Treasury shares	(522)	(522)
Reserves	3,082	4,154
Accumulated deficit	(7,527)	(7,011)
Total equity attributed to shareholders of the Company	98,145	99,733
Non-Controlling Interest	22	28

Total equity	98,167	99,761

Total liabilities and equity	176,464	146,930

Condensed Consolidated Interim Statements of Comprehensive Income (Loss) (Unaudited)

	For the six months ended June 30
	2014	2013
	US$ in thousands (except per share data)
Revenues	7,531	4,840
Operating expenses	1,529	882
Depreciation expenses	2,615	1,422
Impairment charges	574	-
Gross profit	2,813	2,536

General and administrative expenses	2,348	1,294
Company’s share of losses of investee accounted for at equity	230	*233
Other income, net	1,843	*2,638
Gain on bargain purchase	-	10,237
Operating Profit	2,078	13,884

Financing income	736	126
Financing income (expenses) in connection with derivatives reevaluation , net	(343)	*1,189
Financing expenses	(2,915)	(1,587)
Financing expenses, net	(2,522)	(272)
Profit (loss) before taxes on income	(444)	13,612

Taxes on income	78	777

Net income (loss) for the period	(522)	12,835

Income (Loss) attributable to:
Shareholders of the Company	(516)	12,791
Non-controlling interests	(6)	44

Net income (loss) for the period	(522)	12,835

Other comprehensive income (loss)
Items that are or may be reclassified to profit or loss:
Foreign currency translation adjustments	(303)	500

Items that would not be reclassified to profit or loss:
Presentation currency translation adjustments	(769)	-

Total other comprehensive income (loss)	(1,072)	500

Total comprehensive income (loss)	(1,594)	13,335

Basic and Diluted net earnings (loss) per share	(0.05)	1.2

*           During the current period the Company changed the comprehensive income statement classification of Company’s investments results in energy projects. The results of such investments have recorded within the operating results. Accordingly, the share of losses of investee accounted for under the equity method and re-evaluation of option to acquire additional shares in the investee to Operating Profit to reflect more appropriately the Company’s operations as a holding company operating in the business of energy and infrastructure. Comparative amounts were reclassified for consistency.

Condensed Consolidated Interim Statements of Changes in Equity (Unaudited)

	Attributable to owners of the Company							Non- controlling interests	Total Equity
					Translation
					reserve	Presentation
					from	currency
	Share	Share	Accumulated	Treasury	foreign	translation
	capital	premium	deficit	shares	operations	reserve	Total
		US$ in thousands
For the six months ended
June 30, 2014

Balance as at
January 1, 2014	26,180	76,932	(7,011)	(522)	4,154	-	99,733	28	99,761
Loss for the period	-	-	(516)	-	-		(516)	(6)	(522)
Other comprehensive loss	-	-	-	-	(303)	(769)	(1,072)	-	(1,072)
Total comprehensive loss	-	-	(516)	-	(303)	(769)	(1,588)	(6)	(1,594)
Balance as at
June 30, 2014	26,180	76,932	(7,527)	(522)	3,851	(769)	98,145	22	98,167

	Attributable to owners of the Company						Non- controlling interests	Total Equity
					Translation
					reserve
					from
	Share	Share	Accumulated	Treasury	foreign
	capital	premium	deficit	shares	operations	Total
	US$ in thousands
For the six months ended
June 30, 2013

Balance as at
January 1, 2013	26,180	76,410	(17,079)	(522)	(1,884)	83,105	9	83,114
Income for the period	-	-	12,791	-	-	12,791	44	12,835
Other comprehensive income	-	-	-	-	500	500	-	500
Total comprehensive income	-	-	12,791	-	500	13,291	44	13,335
Balance as at
June 30, 2013	26,180	76,410	(4,288)	(522)	(1,384)	96,396	53	96,449

Condensed Consolidated Interim Statements of Cash Flows (Unaudited)

	Six months ended June 30
	2014	2013
	US$ thousands
Cash flows from operating activities
Income (loss) for the period	(522)	12,835
Adjustments for:
Financing expenses (income), net	2,522	*272
Gain on bargain purchase	-	(10,237)
Impairment charges	574	-
Depreciation	2,615	1,422
Company’s share of losses of investees accounted for at equity	230	233
Decrease in trade receivables	(74)	(74)
Increase in other receivables and prepaid expenses	(2,259)	(2,482)
Increase in financial assets	(1,478)	* (2,631)
Increase (decrease) in accrued severance pay, net	(27)	10
Increase in trade payables	177	38
Increase (decrease) in accrued expenses and other payables	541	(590)
Tax expenses	78	777
Tax paid	181	-
Interest received	58	86
Interest paid	(2,525)	(905)

Net cash provided by (used in) operating activities	91	(1,246)

Cash flows from investing activities:
Purchase of property and equipment	(92)	(6,910)
Acquisition of subsidiary, net of cash acquired	-	(30,742)
Advance payment on account of investment	(408)	-
Investment in equity accounted investees	(4,058)	(2,129)
Settlement of forward contract	-	(169)
Proceeds from (Investment in) restricted cash	5,321	(1,589)
Proceeds from (Investment in) long-terms deposits	2,653	(16)

Net cash Provided by (used in) investing activities	3,416	(41,555)

Cash flows from financing activities
Repayment of loans	(25,506)	(6,659)
Proceeds from loans and Debentures, net	55,791	17,692

Net cash provided by financing activities	30,285	11,033

*           During the current period the Company changed the comprehensive income statement classification of Company’s investments results in energy projects. The results of such investments have recorded within the operating results. Accordingly, the share of losses of investee accounted for under the equity method and re-evaluation of option to acquire additional shares in the investee to Operating Profit to reflect more appropriately the Company’s operations as a holding company operating in the business of energy and infrastructure. Comparative amounts were reclassified for consistency.

Condensed Consolidated Interim Statements of Cash Flows (cont’d) (Unaudited)

	Six months ended June 30
	2014	2013
	US$ thousands
Exchange differences on balance of cash and cash equivalents	(637)	108

Increase (decrease) in cash and cash equivalents	33,155	(31,660)
Cash and cash equivalents at the beginning of the period	9,738	33,292

Cash and cash equivalents at the end of the period	42,893	1,632

Reconciliation of Net income (loss) to EBITDA (in US$ thousands)

	For the Six Months ended June 30,	For the Six Months ended June 30,
	2014	2013
	Unaudited	Unaudited
Net income (loss) for the period	(522)	12,835
Financing expenses, net	2,522	272
Taxes on income (benefit)	78	777
Depreciation	2,615	1,422
EBITDA from continuing operations	4,693	15,306